aKB



16012523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
Hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 31901

SEC Mail Processing Section FEB 26 2016 Washington DC 404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: CAREY FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK	NEW YORK	10020-1605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID G. TERMINE — (212) 492-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00

OATH OR AFFIRMATION

I, TRISHA A. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAREY FINANCIAL, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA L. ERSKINE
NOTARY PUBLIC, STATE OF NEW YORK
No. 01ER6282760
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES MAY 28, 2017

Signature

CO-PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Management of Carey Financial, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Carey Financial, LLC at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 5 to the financial statement, Carey Asset Management Corp. ("CAM"), the Company's parent company, has agreed to fund losses of the Company as necessary to continue normal business operations and to keep the Company within FINRA's capital requirements.

PricewaterhouseCoopers LLP

February 24, 2016

Carey Financial, LLC
Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 5,163,083
Due from affiliates	12,609,954
Fixed assets, net of accumulated depreciation	26,560
Other assets	456,848
Total assets	$ 18,256,445
Liabilities and Member's Equity	
Payable to affiliate	$ 272,467
Accrued compensation expenses	1,292,997
Other accrued expenses	12,883,536
Total liabilities	14,449,000
Commitments and contingencies	-
Common stock, $1.00 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	92,213,135
Accumulated deficit	(88,406,690)
Total member's equity	3,807,445
Total liabilities and member's equity	$ 18,256,445

The accompanying notes are an integral part of the financial statement.

1. Organization

Carey Financial, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "Commission") and the Financial Industry Regulatory Authority ("FINRA"). Carey Asset Management Corp. ("CAM") is the sole owner of the Company and a wholly owned subsidiary of W. P. Carey Inc. ("WPC"). The Company's primary business activity during 2015 was as the sales agent for the following products: Corporate Property Associates 18-Global Incorporated ("CPA®:18 – Global") and Carey Watermark Investors 2 Incorporated ("CWI 2"), (together, the "Managed REITs"), all Maryland corporations affiliated with WPC that qualified as Real Estate Investment Trusts ("REITs") and Carey Credit Income Fund 2016 T ("CCIF 2016 T) and Carey Credit Income Fund – I (CCIF-I), (together the "Managed BDC's"), both Delaware companies affiliated with WPC that qualified as Business Development Companies ("BDC's").

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. All of the Company's cash and cash equivalents at December 31, 2015 were held in four bank accounts, but only one is above the limit insured by the Federal Deposit Insurance Corporation ("FDIC"), an independent agency of the United States government that insures deposits in banks and thrift institutions of up to $250,000.

Income Taxes

The accounts of the Company are included in the consolidated tax return of CAM. For separate financial statement purposes, income taxes are computed on a separate company basis under which the Company computes its current and deferred taxes as if it were a separate taxpayer. To the extent that net deferred tax assets (including net operating losses) are generated by the Company, which cannot be utilized on a separate company basis, a valuation allowance is established.

The Company has evaluated their tax positions in accordance with the authoritative guidance for accounting for uncertainty in income taxes, Accounting Standards Codification 740, and determined that no reserve for uncertain tax positions is needed. As of December 31, 2015, the tax years that are open for assessment are 2011 through 2014.

Use of Estimates

The preparation of the accompanying financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statement. Actual results could differ from estimates.

3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the greater of $5,000 or 6-2/3% of its aggregate indebtedness, as defined of $963,267. At December 31, 2015, the Company had net capital, as defined of $2,138,069 and excess net capital, as defined of $1,656,436. The Company's

net capital ratio ("aggregate indebtedness" to "net capital" as defined under Rule 15c3-1) at December 31, 2015 was 4.66 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Income Taxes

During the year ended December 31, 2004 and in the period from January 1, 2005 through June 30, 2005, the Company had net operating losses in excess of those amounts which could be carried back. In 2005, the Company converted from a C-corporation to a limited liability company (LLC) with a single owner, CAM. Upon conversion, the Company would not be able to utilize its NOL carryforwards generated while a C-corporation unless it is able to generate taxable income on a stand alone basis. The Company's taxable income or loss is included in the income tax filing of its single owner, CAM. The current year tax loss generated by the Company is being used to offset income reported in CAM's consolidated tax return. Based on the fact that the Company has historically generated pre-tax book losses, the Company believes it is more likely than not that the deferred tax asset related to NOL carryforwards will not be realized. Therefore, the Company has recorded a full valuation allowance for the entire deferred tax asset of approximately $40,895,600. These net operating loss carryforwards would expire during the years 2025 through 2035 if Carey Financial filed its tax returns as a separate company.

5. Related-Party Transactions

WPC and its affiliates have provided the Company with administrative personnel, facilities and services as have been required in the normal conduct of the Company's business for the year ended December 31, 2015. CAM charged a portion of the salaries and other compensation of their employees who work directly on activities for the Company.

CAM has agreed to fund losses of the Company as necessary to continue normal business operations and to keep the Company within FINRA capital requirements. During 2015, the Company received $16,400,000 of contributed capital from CAM.

Due from affiliates includes commissions, dealer manager fees and Shareholder Servicing Fees due from CPA®:18 – Global and CWI 2. Payable to affiliate represents certain compensation reimbursements due to CAM.

6. Commitments and Contingencies

In the normal course of business, the Company is involved in various claims and legal proceedings. The results of these matters are not expected to have a material adverse effect on the Company's financial position or results of operations. There are currently no claims or legal proceedings against the Company.

7. Subsequent Events

In preparing the financial statement, the Company evaluated subsequent events occurring through February 24, 2016, the date the financial statement was issued, in accordance with the Company's procedures related to accounting for and disclosing subsequent events.



pwc

Report of Independent Registered Public Accounting Firm

To the Management of Carey Financial, LLC

We have reviewed Carey Financial, LLC's assertions, included in the accompanying Carey Financial, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period January 1, 2015 to December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period January 1, 2015 to December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 24, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



CAREY FINANCIAL

Carey Financial, LLC's Exemption Report

Carey Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2015 to December 31, 2015 without exception.

Carey Financial, LLC

I, Trisha Miller, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Co-President

Date: 2/24/16

Carey Financial, LLC Member FINRA 50 Rockefeller Plaza New York, NY 10020 T 212-492-1100 F 212-492-8922

Carey Financial, LLC

Statement of Financial Condition
December 31, 2015